File No. 70-______
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549
__________________________________________
FORM U-1 DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________
Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio  45202
(Name of company filing this statement
and address of principal executive office)
Cinergy Corp.
(Name of top registered holding company parent)
William L. Sheafer
Vice President and Treasurer
Cinergy Corp.
(address above)
(Name and address of agent of service)
Applicant requests that the Commission send copies of all notices, orders and communications in connection herewith to:
Jerome A. Vennemann                       James R. Lance
Associate General Counsel                 Manager   Corporate Finance
Cinergy Corp.                             & Financial Risk Management
(address above)                           Cinergy Corp. (address above)
William T. Baker, Jr.
Reid & Priest LLP
40 West 57th Street
New York, New York  10019

Item 1.  Description of Proposed Transactions

A.     Introduction

       Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requests authorization to issue and sell from time to time through December 31, 2002, upon the terms and conditions described below, (1) short-term notes and commercial paper in an aggregate principal amount not to exceed (together with the then-outstanding principal amount of certain other securities issued by Cinergy as described below) $2 billion at any time outstanding, and (2) up to 30 million additional shares of Cinergy common stock, plus the balance of remaining shares of Cinergy common stock
(867,385 shares at July 1, 1997) authorized for issuance in Release No. 35-26477, dated February 23, 1996 (in either case as such aggregate number of shares may be adjusted for any subsequent stock split).

       Cinergy proposes to apply the net proceeds from the issue and sale of the foregoing securities to investments in other Cinergy system companies, to exempt acquisitions of securities of energy-related companies pursuant to rule 58, to repay, repurchase or refinance outstanding securities of Cinergy, to make loans to participating companies in the Cinergy system money pool, to investments in Exempt Entities (as defined below and subject to certain restrictions noted below), and to other lawful corporate purposes.

B.     Related Matters: Prior Orders/Pending Applications

       1.   Short-Term Notes and Commercial Paper/Release Nos. 35-26215
and 26488

       By order dated January 11, 1995 (Release No. 35-26215) supplemented by order dated March 12, 1996 (Release No. 35-26488), the Commission authorized Cinergy to issue and sell from time to time through December 31, 1999 short-term notes (including in connection with letter of credit transactions) and commercial paper in an aggregate principal amount at any time outstanding not to exceed $1 billion. The Commission authorized Cinergy to apply the net proceeds thereof to various corporate purposes including investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), together with indirect investments therein through one or more special-purpose subsidiaries ("Project Parents" and, together with EWGs and FUCOs, "Exempt Entities"), provided that Cinergy's "aggregate investment" did not exceed 50% of Cinergy's "consolidated retained earnings," each as defined in rule 53(a)(1) under the Act ("50% Investment Limitation").

       At May 31, 1997, pursuant to the authorization conferred in Release No. 35-26488, Cinergy had issued and outstanding a total of $524 million in short-term notes (including in connection with letter of credit transactions) and commercial paper, consisting entirely of notes evidencing short-term bank loans.

       Cinergy proposes that the authorization sought in this proceeding supersede the authorization conferred by Release No. 35-26488 effective immediately upon the date of the Commission's order herein. Consequently, on such date the authorization conferred by Release No. 35-26488 would lapse, without prejudice, however, to transactions consummated prior to such date in reliance upon such authorization.

2.     Guarantees/Release No. 35-26723

       By order dated May 30, 1997 (Release No. 35-26723), the Commission authorized Cinergy, among other proposed transactions, to guarantee obligations of certain subsidiary companies exclusive of affiliated Exempt Entities./1/ Specifically, the Commission authorized Cinergy from time to time through December 31, 2002, subject to the $1 billion debt limitation prescribed in Release No. 35-26488 (including any adjustment to that debt limitation authorized by subsequent Commission order), to guarantee the debt or other obligations of various existing subsidiaries - Cinergy Services, Inc., KO Transmission Company, Tri-State Improvement Company, Cinergy Resources, Inc., Cinergy Capital & Trading, Inc., Cinergy Technology, Inc. and Enertech Associates, Inc. - and companies whose securities Cinergy or any subsidiary thereof acquires from time to time in accordance with rule 58 under the Act.

       At July 1, 1997, Cinergy had issued $5 million in guarantees pursuant to the authorization conferred in Release No. 35-26723.

3.     Common Stock /Release Nos. 35-26159 and 26477

       By order dated November 18, 1994 (Release No. 35- 26159), the Commission authorized Cinergy to issue and sell up to eight million shares of its common stock, $.01 par value per share ("Common Stock"), from time to time through December 31, 1995 by any of various proposed methods, namely, (i) through solicitation of proposals from underwriters or dealers,
(ii) through underwriters or dealers on a negotiated basis, (iii) directly to a limited number of purchasers or to a single purchaser, and (iv) through agents on a negotiated basis. Pursuant to that authority, on December 19, 1994 Cinergy publicly issued and sold 7,089,000 shares of Common Stock and contributed the net proceeds thereof (approximately $160 million) to the equity capital of Cinergy's utility subsidiary, PSI Energy, Inc.

       By order dated February 23, 1996 (Release No. 35-26477), the Commission authorized Cinergy to issue and sell the remaining shares of Common Stock available for issuance under the terms of the 1994 order by any of the means specified in that order. In addition, Cinergy was authorized to issue (but not sell) some or all of the remaining shares to Cinergy system employees, including officer employees, as awards. The 1996 order authorized Cinergy to apply the net proceeds from sales of remaining shares to various corporate purposes including investments in EWGs and FUCOs subject to the 50% Investment Limitation./2/

       Of the eight million shares originally authorized for issuance under the 1994 order, a balance of 867,385 shares (the "Remaining Shares") remained available for issuance at July 1, 1997 pursuant to the supplemental 1996 order.

       Cinergy proposes that the authorization sought in this proceeding supersede the authorization conferred by Release No. 35-26477 (except to the extent provided in the following sentence) effective immediately upon the date of the Commission's order herein. Consequently, on such date the authorization conferred by Release No. 35-26477 would lapse, without prejudice, however, to (1) transactions consummated prior to such date in reliance upon such authorization, and (2) inclusion of the Remaining Shares within the scope of the authorization sought herein.
4.     Proposed Debentures /File No. 70-8993

       Cinergy has pending a proposal (see amended declaration in File No. 70-8993; Release No. 35-26714) to issue and sell from time to time through December 31, 2002 unsecured debt securities in one or more series bearing maturities from two to 40 years ("Debentures") in an aggregate principal amount not to exceed $400 million at any time outstanding, subject to the $1 billion debt limitation prescribed in Release No. 35-26488 (including any adjustment to that debt limitation authorized by subsequent Commission order). Net proceeds from the issue and sale of the Debentures would be applied to refinance short-term debt incurred by Cinergy to finance its 1996 acquisition of a 50% ownership interest in Midlands Electricity plc, a U.K. FUCO, and to refinance Debentures outstanding from time to time.

5.     Proposed Increased Authority to Invest in Exempt Entities /File No.
70-9011

       Cinergy has pending a proposal (see amended application-declaration in File No. 70-9011; Release No. 35-26698) ("100% Application") pursuant to which Cinergy seeks to apply the net proceeds of certain financing transactions - consisting of those authorized in Release Nos. 35-26723, 26477 and 26488 (to be superseded, as to the latter two orders, upon issuance of the Commission's order herein) - to investments in Exempt Entities, provided that Cinergy's "aggregate investment" will not exceed 100% of Cinergy's "consolidated retained earnings" (each as defined in rule 53(a)(1)).

C. Proposed Transactions: Short-Term Notes and Commercial Paper; Associated Financial Derivatives

       1.  Short-Term Notes

       Cinergy proposes to make short-term borrowings from banks or other lending institutions from time to time through December 31, 2002, provided that the aggregate principal amount of such borrowings, together with the aggregate amount of any then-outstanding commercial paper, short-term notes in connection with letter of credit transactions, guarantees pursuant to Release No. 35-26723 and Debentures issued or sold by Cinergy, will not exceed $2 billion at any time outstanding ("Debt Cap").

       Such borrowings will be evidenced by (1) "transactional" promissory notes to be dated the date of such borrowings and to mature not more than two years after the date thereof or (2) "grid" promissory notes evidencing all outstanding borrowings from the respective lender, to be dated as of the date of the first borrowing evidenced thereby, with each such borrowing maturing not more than two years thereafter. Any such note may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment. The amount of any premium payable by Cinergy would not exceed an amount equivalent to the present value of the stated interest payable on the note in the event the note had not been prepaid, plus accrued interest to the date of prepayment.

       Borrowings will be priced at the lender's prevailing rate offered to corporate borrowers of similar credit quality, which will not exceed the greater of (a) the London Interbank Offered Rate plus 200 basis points, or
(b) a negotiated rate which would not exceed the lender's prime rate plus 200 basis points.

       Cinergy may pay commitment fees based upon the unused portion of a lender's commitment; such fees would not exceed the amount determined by
multiplying the unused portion of the lender's commitment by   of 1%.

       In addition to the short-term notes described above, Cinergy requests authority to issue short-term notes in connection with letter of credit transactions providing credit support for Cinergy subsidiary companies (other than Exempt Entities). In such a transaction, Cinergy would anticipate being required to issue an unsecured demand promissory note to the letter of credit bank evidencing Cinergy's reimbursement obligation with respect to draws under the letter of credit. Each letter of credit would have a stated expiration date not later than five years from the date of issuance thereof. Cinergy would be required to repay amounts drawn under the letter of credit on demand. Interest on unreimbursed amounts would accrue at an annual rate not to exceed the prime rate offered by the letter of credit bank plus 400 basis points. Cinergy may also be required to pay letter of credit fees aggregating not more than 1% of the face amount of the letter of credit.

       2.  Commercial Paper

       From time to time through December 31, 2002, Cinergy also proposes to issue and sell commercial paper to one or more dealers (or directly to financial institutions if the resulting cost of money is equal to or less than that available from dealer-placed commercial paper) in an aggregate principal amount which, together with the aggregate amount of any then-outstanding short-term notes as contemplated by Item 1.C.1 above, guarantees pursuant to Release No. 35-26723 and Debentures issued or sold by Cinergy, will not exceed the Debt Cap.

       Cinergy proposes to issue and sell the commercial paper at market rates with varying maturities not to exceed 270 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $25,000 each. Any associated fees will not exceed 1/10 of 1% multiplied by the principal amount of the commercial paper. In commercial paper sales effected on a discount basis, no commission or fee will be payable in connection therewith; however, the purchasing dealer will re-offer the commercial paper at a rate less than the rate to Cinergy. The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities Act of 1933.

       3.  Associated Financial Derivatives

       In connection with the issuance and sale of short-term notes to banks and other lending institutions and sales of commercial paper as provided above, Cinergy proposes to mitigate interest rate risk through the use of various interest rate management instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, options, forwards, futures and similar products designed to manage and minimize interest costs. Cinergy expects to enter into these agreements with counterparties that are highly rated financial institutions. The transactions will be for fixed periods and stated notional amounts.

       Fees, commissions and annual margins in connection with any interest rate management agreements will not exceed 100 basis points in respect of the principal or notional amount of the related short-term notes/commercial paper or interest rate management agreement. In addition, with respect to options (such as caps and collars), Cinergy may pay an option fee which would not exceed 10% of the principal amount of the short-term note or commercial paper covered by the option.

D.     Proposed Transactions: Common Stock

       Cinergy further proposes to issue and sell from time to time through December 31, 2002 (i) up to 30 million additional shares of Common Stock and (ii) the Remaining Shares (collectively, including any adjustments pursuant to subsequent stock splits, the "Additional Shares").

       At May 31, 1997, Cinergy had a total of 600 million shares of Common Stock authorized for issuance, of which 157,679,129 were issued and outstanding.

       Cinergy proposes to issue and sell the Additional Shares from time to time employing any one or more of the following modes: (i) through solicitations of proposals from underwriters or dealers, (ii) through negotiated transactions with underwriters or dealers, (iii) directly to a limited number of purchasers or to a single purchaser, and (iv) through agents.

       The price applicable to Additional Shares sold in any such transaction will be based on several factors, including in particular the current market price of the Common Stock and capital market conditions in general at the time. Total fees and expenses incurred by Cinergy in connection with the issuance and sale of the Additional Shares will not exceed 5% of the total proceeds from the sale of the Additional Shares.

       In addition, Cinergy requests authority to issue (but not sell) up to 250,000 of the Additional Shares to Cinergy system employees, including officers, in gift or award transactions from time to time through December 31, 2002. At May 31, 1997, Cinergy and its subsidiaries (not including Midlands Electricity plc) had a total of 7,483 employees (7,361 full-time and 122 part-time).

       E.  Proposed Transactions: Use of Proceeds/Source of Funds

       Cinergy proposes to apply net proceeds from the issue and sale of the short-term notes, commercial paper and Additional Shares (1) to investments in other Cinergy system companies, (2) to exempt acquisitions of securities of energy-related companies pursuant to rule 58, (3) to repay, repurchase or refinance outstanding securities of Cinergy, (4) to make loans to participating companies in the Cinergy system money pool, (5) to investments in Exempt Entities, subject to the 50% Investment Limitation pending receipt of the authorization requested in the 100% Application, and
(6) to other lawful corporate purposes.

       Cinergy anticipates that all or a significant portion of the interest due on the short-term notes/ commercial paper and the cash dividends declared on the Additional Shares would be paid from internally generated funds, including dividends from subsidiaries. Cinergy expects that the principal of and premium, if any, on the short-term notes and commercial paper would be paid from proceeds of additional securities issued and sold by Cinergy to nonaffiliates, including additional short-term notes or commercial paper, and/or from internally generated funds.

       F.  Capitalization Ratios

       At May 31, 1997, Cinergy's consolidated capitalization ratios were as follows: Debt (including short-term debt) - 54.8%; Equity (common and preferred) - 45.2%.

       The reported closing price of the Common Stock on the New York
Stock Exchange Composite Tape on May 31, 1997 was $35 per share. Assuming for purposes of illustration that Cinergy sold all of the Additional Shares at that price, and at the same time issued additional authorized debt securities up to the full amount of the Debt Cap, Cinergy's consolidated capitalization ratios at May 31, 1997 would have been approximately as follows: Debt (including short-term debt) - 55.8%; Equity (common and preferred) - 44.2%.

       G.  Rule 24 Reporting

       Within 45 days after the end of each calendar quarterly period (beginning with the first calendar quarter after the quarter in which the Commission enters its order herein), Cinergy proposes to supply the Commission with the following information for such calendar quarter (or in the case of the first such certificate, for such calendar quarter and the additional period, if any, from the date of the Commission's order herein) via a certificate filed pursuant to rule 24 under the Act:

       1. With respect to any short-term notes or commercial paper issued and sold pursuant to Item 1.C, (a) the aggregate amount of any short-term notes issued and outstanding at the end of such quarter, including a separate identification of any such notes issued and outstanding pursuant to letter of credit transactions, (b) the aggregate amount of any commercial paper issued and outstanding at the end of such quarter, and (c) a calculation of the total amount of Cinergy securities issued and outstanding at the end of such quarter subject to the Debt Cap (i.e., guarantees pursuant to Release No. 35-26723, Debentures (if authorized by the Commission), and short-term notes/commercial paper pursuant to the authorization requested herein).

       2. With respect to any sales of Additional Shares, (a) the number of Additional Shares sold, (b) the date of sale, (c) the sale price per share, (d) the most recent closing price of the Common Stock as reported on the New York Stock Exchange Composite Tape, and (e) the total fees and expenses paid in connection with the sale. With respect to any Additional Shares issued as gifts or awards to Cinergy system employees, (a) the number of Additional Shares issued, (b) the date of issue, (c) the number of employees to whom the Additional Shares were issued, and (d) the purpose of the gift or award.

       H.  Rule 53 Analysis

       Rule 53(a) provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes of financing the acquisition of an EWG, or the guarantee of a security of an EWG by a registered holding company, the Commission shall not make a finding that such security is not reasonably adapted to the earning power of such company or to the security structure of such company or companies in the same holding company system, or that the circumstances are such as to constitute the making of such guarantee an improper risk for such company, if certain conditions are met.

       Inasmuch as Cinergy proposes to apply the net proceeds of the security sales proposed herein to, inter alia, investments in EWGs such that Cinergy's "aggregate investment" would exceed 50% of Cinergy's "consolidated retained earnings," rule 53(a) is inapplicable and Cinergy must make the showing required by rule 53(c). Assuming rule 53(a) were applicable, Cinergy has included an analysis thereunder, based upon March 1997 data, in its amended declaration in File No. 70-8993. Cinergy's rule 53(c) analysis is contained in the 100% Application. Both of such analyses are hereby incorporated by reference herein.

Item 2.  Fees, Commissions and Expenses

     The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by Cinergy or any associate company, in addition to those described in Item 1, are estimated not to exceed $15,000, including expenses of Cinergy Services of $7500 and fees and expenses of Reid & Priest LLP of $4500.

Item 3.  Applicable Statutory Provisions

       The proposed transactions are or may be subject to sections 6(a), 7, 12(b), 32 and 33 of the Act and rules 45 and 53 thereunder.

Item 4.  Regulatory Approval

       No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.  Procedure

       Cinergy requests that the Commission issue a public notice of and order authorizing the proposed transactions as soon as possible. Cinergy requests that there be no waiting period between the issuance of the Commission's order and its effective date. Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission and consents that the Staff of the Division of Investment Management assist in the preparation of the Commission's order.

Item 6. Exhibits and Financial Statements

       (a)    Exhibits:

       A-1 Certificate of incorporation of Cinergy (Exhibit to Cinergy's 1993 Form 10-K in File No. 1-11377 and hereby incorporated by reference)
       A-2 By-laws of Cinergy as amended January 25, 1996 (Exhibit to Cinergy's Form U-1 Declaration in File No. 70-8807 and hereby incorporated by reference)
       A-3 Specimen Cinergy common stock certificate (Exhibit to Cinergy's Declaration in File No. 70-8477 and hereby incorporated by reference)
       A-4 Form of note for bank borrowings (to be filed by amendment) A-5 Form of commercial paper note (to be filed by amendment)
       B   Form of underwriting agreement relating to the Additional
Shares (to be filed by amendment)
       C   Registration Statement on Form S-3 under the Securities Act of
1933 relating to the Additional Shares and all amendments and exhibits thereto (to be filed by amendment by incorporation by reference to applicable SEC registration number)
       D  Not applicable
       E  Not applicable
       F-1  Preliminary opinion of counsel (to be filed by amendment)
       G Form of notice of proposed transactions for publication in Federal Register

       (b)  Financial Statements:

       FS-1 Cinergy Pro Forma Consolidated Financial Statements dated March 31, 1997
       FS-2 Cinergy Pro Forma Financial Statements dated March 31, 1997 FS-3 Cinergy Consolidated Financial Data Schedule (included as part of electronic submission only)
       FS-4 Cinergy Financial Data Schedule (included as part of electronic submission only)

Item 7.  Information as to Environmental Effects

       (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

       (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

SIGNATURE

       Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 11, 1997


                                     CINERGY CORP.
                                     By:  /s/ William L. Sheafer
                                       Vice President and Treasurer

                                 ENDNOTES
/1/ Cinergy has separate guarantee authority through December 31, 1999 (Release No. 35-26486, March 8, 1996), capped at the 50% Investment Limitation, in respect of guarantees of obligations of affiliated Exempt Entities.
/2/ Cinergy has also been granted authority to issue and sell Common Stock in connection with various Cinergy stock-based employee benefit plans. See Release Nos. 35-26505 (April 17, 1996) and 26422 (December 1, 1995).